

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Joel Lewis
Chief Executive Officer and President
GALECTIN THERAPEUTICS INC
4960 Peachtree Industrial Blvd., Suite 240
Norcross, GA 30071

> **Re: GALECTIN THERAPEUTICS INC**
> **Registration Statement on Form S-3**
> **Filed April 14, 2023**
> **File No. 333-271278**

Dear Joel Lewis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Lee